Exhibit 2.1
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E2V TECHNOLOGIES SAS
(as Purchaser)
and
ATMEL PARIS SAS
(as Seller)

SHARE PURCHASE AGREEMENT

July 12, 2006
100% ownership interest
in
Atmel Grenoble SAS
AVOCATSA LA COUR
9, rue Boissy d’Anglas, 75008 Paris, France

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SHARE PURCHASE AGREEMENT
BETWEEN:
e2v technologies SAS, a société par actions simplifiée with a capital of EUR 37,000, having its registered office at Route de Gisy Parc Burospace Bâtiment 16 91572 Bièvres cedex France, whose identification number is 443 132 204 RCS Evry, represented by Mr. Keith Donald Attwood duly empowered for the purposes herein, with the right of substitution as provided in Article 8.6 (hereinafter referred to as the “Purchaser”)
on the one hand,
AND:
ATMEL PARIS, a société par actions simplifiée with a capital of EUR 38,112.25, having its registered office at Z.I. de Rousset, 13790 Rousset, France, whose identification number is 430 081 117 RCS Aix-en-Provence, represented by Atmel Corporation, whose registered office is located at 2325 Orchard Parkway, San Jose 95131, USA, itself represented by Mr. Mike Ross, duly empowered for the purposes herein (hereinafter referred to as the “Seller”)
on the other hand,
(The Purchaser and the Seller are hereinafter collectively referred to as the “Parties” and each as a “Party”)
WITNESSETH:
WHEREAS, Atmel Grenoble is a société par actions simplifiée, with a share capital of EUR 9,367,842.50 and having its registered office at Avenue de Rochepleine, 38120 Saint-Egreve, France, and whose identification number is 341 470 656 RCS Grenoble (hereinafter the “Company”), and
WHEREAS, the Seller owns all of the shares of the Company, represented by 814,595 shares, each with a par value of EUR 11.50 (the “Shares”) and wishes to sell the Shares, and
WHEREAS, the Purchaser wishes to purchase the Shares and further develop the Company, and
WHEREAS, the Seller and the Purchaser wish to confirm the terms and conditions by which the Purchaser shall purchase the Shares of the Company from the Seller,
NOW THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

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1.	DEFINITIONS

Wherever used in this agreement, the following terms shall have the following meanings:

“Affiliate” when used with reference to a specified Person, shall mean any Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the specified Person; for such purposes, the term “control” shall have the meaning ascribed to it by (and shall be interpreted pursuant to) Article L.233-3 of the French Commercial Code.

“Agreement” means this Share Purchase Agreement, together with the schedules attached hereto.

“Atmel Corporation” means a Delaware corporation, with principal offices located at 2325 Orchard Parkway, San Jose, California, USA 95131, which is the ultimate parent of the Seller.

“Atmel Switzerland” means either Atmel Switzerland Sarl or Atmel Srl, as the context may require.

“Closing” shall have the meaning defined in Article 5.1 of this Agreement.

“Closing Date” shall mean the date on which the Closing occurs.

“Company” shall have the meaning defined in the Preamble of this Agreement.

“Consent” shall mean any approval, consent, ratification, requirement of prior notification, waiver or other authorization.

“Contract” shall mean any contract, agreement, obligation, promise, commitment, note or other undertaking evidenced in writing.

“Date of this Agreement” means July 12, 2006 or such other date mutually agreed by the Parties.

“Developed” means, with respect to a Technology or Intellectual Property Rights, all inventions, discoveries, improvements and modifications to a Technology or Intellectual Property Rights developed by the Company or by the Company jointly with the Seller and/or its Affiliates during the period the Seller held the shares of the Company.

“Encumbrance” shall mean any pledge of real or personal property (nantissement or gage), mortgage (hypothèque), lien (privilège), right of retention (droit de rétention), charge (charge), ownership right (démembrement), easement or right of way (servitude), or other security (sûreté) or similar third party right given by way of preferential right over any asset (including in the case of securities, any option, right of first refusal, pre-

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emption right, or restriction on voting, receipt of income or exercise of any other attributes of ownership).

“Entity” shall mean any company (société), partnership (limited or general), joint venture, trust, association, economic interest group (groupement d’intérêt économique) or other organization, enterprise or entity (whether or not vested with all the attributes of a legal entity (personnalité morale)).

“Existing” means, with respect to a Technology or Intellectual Property Rights, the Technology or Intellectual Property Rights owned or used by a Party solely, which is not Developed Technology or Developed Intellectual Property Rights.

“GAAP” means the accounting principles and methodologies consistently applied by the Company in the preparation of its annual US GAAP financial statements, to the extent the same are effectively in compliance with generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any:
—	nation, state, province, county, city, town, village, district, or other jurisdiction of any nature;

—	federal, state, provincial, local, municipal, foreign, or other government;

—	governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, bureau, commission, official or entity and any court or other tribunal);

—	multi-national or supra-national organization or body; or

—	body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.
“Governmental Authorization” shall mean any approval, consent, permit, ruling, waiver, exemption, concession or other authorization (including the lapse, without objection, of a prescribed time under a statute or regulation that states a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Intellectual Property Right” shall mean any intellectual property rights (droit de propriété intellectuelle) or industrial rights (droit de propriété industrielle), including any of the following:
(i)	trademarks and service marks (registered or unregistered), tradenames, trade dress, and all applications and registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith;

(ii)	patents, designs, discoveries, improvements, computer programs and software, source codes, and all applications and registrations, together with any additions, continuations, continuations-in-part, divisions, reissues or extensions related to such rights in any jurisdiction pertaining to the foregoing;

(iii)	copyrights (including droit d’auteur), designs, mask works, final or intermediate topographies or other works, and all applications and

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registrations in any jurisdiction for the foregoing and all moral rights related thereto; and

(iv)	internet web sites, domain names, and all applications and registrations pertaining thereto.
“Judgment” shall mean any award, decision, injunction, judgment, writ, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator.

“Knowledge of the Seller” shall mean, with respect to any matters, the knowledge, after reasonable enquiry of any of the following persons: George Perlegos, Jean Vaylet, Bob Avery, Carine Delaigues and Mike Ross.

“Law” shall mean any law, decrees, regulations and other legal requirements in France, and, for Tax matters only, as well as for the purpose of Section 7.5 f) (i) (4) below, in other countries, to the extent it relates to products sold by the Company prior to the Closing either directly or by Atmel Switzerland.

“Material Adverse Change” or “Material Adverse Effect” shall mean any change, effect, event or occurrence that is materially adverse to the business, operations, or financial condition of the Company as of the Closing Date; it being specifically agreed that variations of any exchange rate applicable to the business of the Company shall not constitute a Material Adverse Change or Effect.

“Net Working Capital” means an amount equal to (i) the sum of the Company’s (a) cash and cash equivalents, (b) trade accounts receivable (net of allowances) including amounts receivable from the Seller and its Affiliates, (c) non trade receivables (net of allowances), (d) net inventories, (e) prepaid expenses (other than fees incurred in relation to the sale of the business), less (ii) the sum of the Company’s (a) notes payable, (b) accounts payable, including amounts payable to the Seller and its Affiliates (c) accrued expenses and (d) Taxes which are payable in respect of any period prior to the Closing and which have not been paid as of the Closing Date, less (iii) the amount of any costs associated with the closure of the Consumer CMOS operations, it being understood that any amount ordinarily treated as long-term liabilities under GAAP and any liability and provision in connection with the Laikko OY case shall be excluded from the calculation of the Net Working Capital.

“Person” shall mean any natural person, Entity, Governmental Authority or government or political subdivision thereof.

“Proceeding” shall mean any litigation, arbitration, dispute, hearing, investigation, control, audit or verification or other legal proceeding (whether civil, criminal, administrative, investigative, public or private, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchase Price” shall have the meaning defined in Article 2.2 of this Agreement.

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“Tax” shall mean any tax, levy, tariff, duty, impost, assessment, deficiency, fee or other governmental charge of any kind, whether payable directly or by withholding, including any income, value added, registration, franchise, stamp, capital, property, sales, customs, professional, payroll, employment, social security or gains tax or charge (including any health, unemployment, housing, family allowances, pension or retirement contributions or similar payroll-related charges, taxes or assessments), together with any interest, penalties or additions to tax with respect thereto, imposed by any Governmental Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, tariff, duly, assessment, deficiency, fee or other governmental charge.

“Tax Return” shall mean any return, declaration, report, estimate, form, schedule, information statement, notice or other documentation (including any additional or supporting material) filed or maintained, submitted or required to be filed, submitted or maintained, in connection with the calculation, determination, assessment, collection or payment of any Tax, including any amendments thereto.

“Technology” means all unpatented ideas, formula methodology, processes, inventions, trade secrets, including confidential and other non-public information, know-how, technology, information, data, processes, methods, techniques, manuals, drawings, component board models, layouts, schematics, diagrams, functional blocks, cells, design tools, design rules, simulation models, net lists, databases, libraries, lists, engineering data or design, works of authorship, test protocols, test structures, characterization and test results, methods and patterns, specifications and other technical information, whether or not patentable or otherwise protectable, and formulas related to any Intellectual Property Right.

“Transition Services Agreements” means those agreements listed in Article 3.2 (b).

2.	SALE AND PURCHASE OF SHARES, PURCHASE PRICE

2.1	Sale and Purchase of Shares

With effect as of the Closing Date and subject to the terms and conditions set forth in this Agreement, the Seller shall sell the Shares to the Purchaser, and the Purchaser shall purchase the Shares from the Seller. The Shares shall be transferred on the Closing Date with all rights and obligations attached thereto.

2.2	Purchase Price

The consideration for this sale and purchase of the Shares hereunder shall be one hundred and forty million US Dollars, US$ 140,000,000 (the “Purchase Price”).

2.3	Net Working Capital Adjustment

(a)	In order to ensure a sufficient Net Working Capital in the Company immediately after the Closing, the Parties agree that:
(i)	Should the amount of the Net Working Capital immediately after the Closing be less than 14,672,000 Euros (“the Target NWC”), the Seller shall owe the difference to the Purchaser; or

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(ii)	Should the amount of Net Working Capital immediately after the Closing be more than the Target NWC, the Purchaser shall owe the difference to the Seller.
The difference between the actual Net Working Capital on July 31, 2006 and the Target NWC of 14,672,000 Euros is hereby called the “Final NWC Adjustment”.

(b)	For the purpose of determining the NWC Adjustment, the Purchaser shall cause the Company to prepare a provisional calculation of the Net Working Capital as of 31 July 2006 (“the Provisional NWC”), in accordance with its normal accounting procedures and submit such calculation to the Seller no later than 15 September 2006. This calculation shall use the same format, the same assumptions and the same list of accounts as those used in the preparation of Schedule 2.3 as of May 31, 2006, all as attached hereto. The NWC Adjustment that would be completed should the Provisional NWC be equal to the actual amount of the Net Working Capital immediately after the Closing is hereafter referred to as the “Provisional NWC Adjustment”.

(c)	Should either Party so request by written notice to the other no later than 30 September 2006 that it disputes the calculation of the Provisional NWC Adjustment, the Parties mutually agree to implement the verification and adjustment procedure stated in (e) through (i) below. If during the course of such verification and adjustment procedure the Parties shall agree the Provisional NWC Adjustment (or any final changes to it) then the Provisional NWC Adjustment (as amended) shall be deemed to be the Final NWC Adjustment. If neither Party serves written notice by 30 September under this clause, the Provisional NWC Adjustment shall be deemed to be agreed as the Final NWC Adjustment.

(d)	The Purchaser will provide the Seller and their representatives with access to all information and personnel necessary for the Seller to review all calculations as of the Closing Date and the determination of the NWC Adjustment.

(e)	The two Chief Financial Officers, namely Michael Hannant of the Purchaser and Robert Avery of the Seller shall discuss and agree on the Final NWC Adjustment no later than 15 October 2006. Should they not agree by that date (or such later date as the Parties shall agree), then either Party may so notify the other Party in writing and submit to the other Party a written statement (the “Dispute Notice”) setting forth any good faith objections that such Party may have to draft Final NWC Adjustment, together with any supporting documentation of such objections.

(f)	If within a further period of 15 days (or such later date as the Parties shall agree), the Parties cannot reach agreement, such dispute shall be submitted for resolution to Deloitte (the “Independent Accounting Firm”). If Deloitte notifies either of the parties that it is unwilling or unable to act as the Independent Accounting Firm for any reason (which determination shall be deemed to have been made by Deloitte if within ten (10) days after it has been first requested to so act by one of the parties, it has not notified the parties that it is willing and able to act as the Independent Accounting Firm), and in the absence of any agreement between the Seller and the Purchaser as to

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the identity of another Independent Accounting Firm, the Independent Accounting Firm shall be appointed among highly reputed accountancy firms by the President of the Tribunal de Commerce de Paris acting in summary proceedings (statuant comme en matière de référé) upon request of the most diligent party, with each party having the opportunity to be heard, which decision shall be final and binding on the parties and may not be challenged on appeal.
(g)	In resolving any disputed item, the Independent Accounting Firm (i) shall be bound by the provisions of this Article 2.3, (ii) shall limit its review to matters still in dispute as specifically set forth in the Dispute Notice (and only to the extent such matters are still in dispute following such 30-day period) and (iii) shall further limit its review solely to whether the Provisional NWC Adjustment has been prepared in accordance with this Article 2.3. The determination of any item that is a component of the NWC Adjustment and is the subject of a dispute cannot, however, be in excess of, or less than, the greatest or lowest value, respectively, claimed for any particular item in the draft Final NWC Adjustment or the Dispute Notice (or, if different, the value claimed by the relevant party at the end of such 30-day period). The Seller and the Purchaser shall use reasonable best efforts to cause the Independent Accounting Firm to render a decision resolving the matters in dispute within 30 days following the submission of such matters to the Independent Accounting Firm.
(h)	Except as specified in the following sentence, the cost of any dispute resolution procedure (including the fees and expenses of the Independent Accounting Firm) pursuant to this Article 2.3 shall be borne, in its entirety, by the party whose calculation of the Final NWC Adjustment as initially submitted to the Independent Accounting Firm is furthest away from the NWC Adjustment as determined by the Independent Accounting Firm. The fees and expenses of the Purchaser’s independent auditors, if any, incurred in connection with the issuance of the Final NWC Adjustment shall be borne by the Purchaser, and the fees and expenses of the independent auditors, if any, of the Seller, incurred in connection with their review of the Final NWC Adjustment shall be borne by the Seller. The written decision of the Independent Accounting Firm shall, save only in the event of manifest error (erreur manifeste) be final, binding and conclusive on the Seller and the Purchaser.

The Independent Accounting Firm shall act in accordance with the provisions of Article 1592 of the French Civil Code.
(i)	In the event that the Net Working Capital as determined in the Final NWC Adjustment is more than €150,000 greater than 14,672,000 Euros (“Target NWC”) then the Purchaser shall pay the difference (including the €150,000) to the Seller. In the event that the Net Working Capital as determined in the Final NWC Adjustment is more than €150,000 less than Target NWC then the Seller shall pay the difference (including the €150,000) to the Purchaser.
(j)	Any payment from one party to the other under this clause 2.3 shall (i) be paid within five (5) business days of the date of agreement between the Parties or the date the determination of the Final NWC Adjustment is delivered to both Parties by the Independent Accounting Firm; and (ii) shall be paid in Euros.

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(k)	Any amount due by one party to the other as a NWC Adjustment shall not be the subject of any gross-up or any claim for tax indemnification in the future.

3.	PRE-CLOSING AND CONDITIONS PRECEDENT

3.1	Pre-Closing Actions

(a)	FingerChip

The Parties acknowledge that the Seller has caused its two Affiliates, Atmel Switzerland and Atmel France, to have executed a FingerChip Transfer Agreement and a FingerChip IP Rights Agreement (both attached hereto as Schedule 3.1(a)) with the Company by which (a) all of the technology of the Company involving biometry and other FingerChip technology (including any related fingerprint sensoring or imaging operations, which is expressly excluded from the sale and purchase of the Shares) shall have been transferred to Atmel Switzerland, and (b) all ongoing operations relating to biometry and FingerChip processes, including 15 current employees of the Company working principally on FingerChip activities, shall have been transferred to Atmel France. The Parties have further agreed that the relevant Parties shall amend at the Closing clauses 2.4 of the FingerChip Transfer Agreement and 2.7 of the FingerChip IP Transfer Agreement by executing amendments to those agreements on the Closing Date in the form attached hereto as Schedule 3.1(a).

(b)	Personnel Changes

While the Parties expect that the Company would continue to operate as a going concern, in the same manner as it is currently operating, after the sale of the Shares hereunder, they recognize that certain personnel changes are required, all of which have been fully discussed with the Company. To that end, the Seller shall provide evidence that the following actions have been taken by the Company prior to the Closing:
•	Personnel of the Company currently involved in the FingerChip technology have been transferred to Atmel France.

•	Arrangements shall have been made whereby sales personnel currently employed by Atmel Europe Sarl and principally responsible for the sale of products manufactured by the Company shall remain employees of Atmel Europe for a transitional period but shall be transferred, if necessary and agreed, to the Company as soon as practicable, on their same employment terms.
3.2	Conditions precedent to Closing for the benefit of both parties
(a)	Authorization by the French Ministère de l’Economie, des Finances et de l’Industrie

On or before the Closing Date, the transaction contemplated by this Agreement shall have been unconditionally authorized by the French Ministère de l’Economie, des Finances et de l’Industrie in accordance with French Decree n° 2005-1739 dated December 30, 2005.

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(b)	Transition Services Agreements

In order to permit an orderly transition of control of the Company from the Seller to the Purchaser, the Seller has agreed to provide certain technical support and fabrication and other services for a transition period, and in turn, the Company shall continue to provide certain design and other services to the Seller. The terms and conditions for the provision of such support have been negotiated in the form of the following Transition Services Agreements, each to be attached hereto as Schedules 3.2 (b):
•	A Transition Services Agreement

•	The Transition Distribution Agreement (as well as the Distribution Agreement attached thereto),

•	The Framework Design Agreement, the Specific Design Agreement relating to the Olymp Project, the Arrakis Project and the FingerChip Project, as well as the Specific Design Agreement relating to Project for Measuring and Protection ASICs,

•	The Foundry Agreement,

•	The IP Support Agreement, and

•	The IT Support Agreement.
All Transition Services Agreements shall be executed on the Closing Date by the relevant parties thereto as a condition to Closing.

(c)	Intercompany Debt

The Parties further acknowledge that prior to the Date of this Agreement, the Seller has taken steps and will continue to take steps prior to the Closing to approve a reduction of capital of the Company and a corresponding declaration and distribution of a dividend to the Seller so as to eliminate any loans which are or might be payable from the Seller or any Affiliate to the Company.

3.3	Conditions precedent to Closing for the benefit of the Purchaser

(a)	Approval by the Purchaser’s Shareholders

The shareholders of the Purchaser shall approve by ordinary resolution at a duly convened extraordinary general meeting the acquisition of the Shares as contemplated hereunder.

(b)	Absence of Material Adverse Change

Between the Date of this Agreement and the Closing, no event shall have occurred which constitutes a Material Adverse Change.

3.4	Waivers

Either Party may waive at its option any conditions precedent to Closing in its favour.

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3.5	Further assurances

Both Parties agree to use their best effort to accomplish the foregoing in a timely manner, it being agreed that the Purchaser shall only be required to take reasonable commitments in its reasonable judgment, on its own behalf or on behalf of the Company after the Date of this Agreement so that the authorization referred to in Section 3.2 (a) above be granted, it being agreed that the conditions stated in the draft letter attached as Schedule 3.5 are reasonable and accepted by the Purchaser.

4.	ORDINARY COURSE OF BUSINESS

During the period from the Date of this Agreement to the Closing Date, except as may be (x) required by a contractual obligation existing on the date hereof or by applicable Law, (y) contemplated elsewhere in this Agreement, or (z) consented to in writing by the Purchaser (which consent shall not be unreasonably withheld or delayed, having due consideration for the interests of the Company):
(a)	the Seller will use its commercially reasonable endeavors to ensure that the Company carries on its business only in the ordinary course in substantially the same manner as heretofore conducted; and

(b)	the Seller will use its commercially reasonable endeavors to prevent the Company from:
(i)	amending its Statuts;

(ii)	acquiring, by merger, consolidation, purchase of stock or assets or otherwise, any Entity or business;

(iii)	altering its issued share capital or declare, set aside, make or pay any dividend or other distribution in respect of its share capital (in cash or otherwise), or purchase or redeem any shares in its share capital except as otherwise provided for in this Agreement or agreed between the Parties;

(iv)	issuing or selling any shares in its share capital or any options, warrants or other rights to purchase any such shares or any securities convertible into or exchangeable for such shares;

(v)	incurring, other than in the ordinary course of business consistent with past practice, any material indebtedness for borrowed money (including through the issuance of debt securities) or varying in any material manner the terms of any material existing indebtedness;

(vi)	making any loan, advance or capital contribution to or investment in any Person;

(vii)	making any change in its accounting procedures or practices unless mandated by US GAAP;

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(viii)	subjecting any of its properties or assets to any mortgage, pledge or other Encumbrance;

(ix)	hiring any additional employees, except for replacements;

(x)	making any formal Tax election (other than on a basis substantially consistent with past practices) or any changes in any formal Tax election;

(xi)	amending the FingerChip Transfer Agreement or the FingerChip IP Transfer Agreement, with the exception of the amendments referred to in Section 3.1 above, or

(xii)	committing to take any of the actions set forth in the foregoing sub-Articles (i) through (xi).
For the purposes of granting any consents which may be requested by the Seller or the Company pursuant to this Article 4, the Purchaser hereby designates Keith Attwood or Michael Hannant with immediate effect and represents and warrants to, and agrees with, the Seller that Keith Attwood or Michael Hannant, each acting singly, shall have full capacity and right to give any such consents on behalf of the Purchaser during the term of this Agreement. Within five (5) business days of receipt of any request for consent by the Seller or the Company, the Purchaser shall have the right to notify the Seller or the Company that it objects to the proposed action (which notice of objection shall indicate its reasons for so objecting). If the Purchaser shall not have notified the Seller or the Company, as the case may be, of its objection to a proposed action within such period of five (5) business days, the Purchaser shall be deemed to have consented to such proposed action.

5.	THE CLOSING

5.1	Closing

Subject to the satisfaction of the conditions precedent provided in Article 3, the closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at the offices of Willkie Farr & Gallagher LLP, 21, rue de la Ville l’Evêque 75008 Paris, France or at such location mutually agreed by the Parties on July 31, 2006, unless an extension is mutually agreed by the Parties. The date on which the Closing occurs shall be referred to as the “Closing Date”. At the Closing, the actions specified in Articles 5.2 through 5.4 below will be taken:

5.2	Purchaser’s actions

The Purchaser shall take the following actions:
(i)	The Purchaser shall take all corporate action to change the name of the Company to e2v semiconductors SAS as of the Closing Date.

(ii)	The Purchaser shall also take all corporate action to elect a new Président of the Company.

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(iii)	The Purchaser shall deliver to the Seller an amount equal to US$ 140,000,000, in immediately available funds by wire transfer to an account of the Seller, which account shall be designated by the Seller, by notice to the Purchaser, not later than two business days prior to the Closing Date.
5.3	Seller’s actions

The Seller shall take the following actions :
(i)	cause the Company and Atmel Corporation or its other Affiliates to execute each of the Transition Service Agreements and deliver copies to the Purchaser.

(ii)	cause the Company and Atmel Corporation or its other Affiliates to execute the amendment to Article 2.4 of the FingerChip Transfer Agreement and the amendment to Article 2.7(iv) of the FingerChip IP Transfer Agreement, referred to in Section 3.1(a) above.

(iii)	deliver to the Purchaser a resignation letter from the Seller as Président of the Company as of the Closing Date.

(iv)	confirm banking instructions with respect to the Purchase Price.

(v)	complete and execute the share transfer form (ordre de mouvement) and the required tax form Cerfa No. 2759 (acte de cession de droits sociaux non constaté par un écrit), relating to the transfer of the Shares to the Purchaser free and clear of all Encumbrances.

(vi)	procure that appropriate entries are made to record the transfer of the Shares to the Purchaser in the share movement register (registre de mouvements de titres) and in the shareholder accounts (comptes d’actionnaires) of the Company.

(vii)	procure that duly signed shareholder account registration certifications (attestations d’inscription en compte) are delivered to the Purchaser reflecting the registration of the Purchaser in the shareholder accounts (comptes d’actionnnaires) of the Company as the registered holder of all the Shares.
5.4	Joint Actions

On the Closing Date, the Parties shall confirm the transfer of ownership to the benefit of the Company of all finished goods pertaining to the business of the Company and owned by the Seller or any of its Affiliates, as of the Closing Date, for which the Purchaser shall cause the Company to remit, or shall itself remit, funds in settlement of such repurchase in accordance with their normal trade terms.

5.5	Clean Break

As from the Closing, the only financial obligations between the Company and the Seller and its Affiliates shall be (i) the intercompany receivables and payables outstanding on the Company’s books at July 31, 2006 (ii) trade payables and

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receivables incurred during the course of ordinary business after July 31, 2006 and (iii) those obligations stated in any of the Transition Services Agreements as well as any payments due under this Agreement.

6.	FUTURE COVENANTS

6.1	Third Party Consents

The Parties acknowledge that they have already approached certain key suppliers of the Company in order to obtain their consent to the sale of the Shares hereunder to the Purchaser. The Seller agrees to uses its best efforts between the Date of this Agreement and the Closing, and after the Closing if necessary, and the Purchaser agrees to cooperate fully in that process, in order to obtain all necessary consents from third parties in connection with the transaction contemplated hereby with respect to the Contracts to which the Company is a party.

6.2	Change of Name of the Company

The Purchaser agrees that as from the Closing, it shall not use, and shall take all steps required to prevent the Company from using the name “Atmel” or “Atmel Grenoble” or any other derivative of the name Atmel or the logo of Atmel for any reason whatsoever.

Notwithstanding the preceding paragraph, the Parties recognize that it is impractical to change all of the product identifications, packaging and promotional materials as of the Closing Date. The Seller agrees that the Company may continue to utilize and exhaust the current stock of such materials produced or in production, provided that it immediately takes steps to create new materials eliminating the “Atmel” name, and the Purchaser shall ensure that the Company takes such action as quickly as possible.

6.3	Intellectual Property Rights

(a)	Ownership of Developed Technology and Developed Intellectual Property Rights

The Purchaser acknowledges that the Company has operated for the past five years as part of the Atmel Corporation and its Affiliates, with a view toward cooperating in the design and development of Intellectual Property Rights, applications, technologies, and products, in whole or in part. During this time, parties have not attempted to define precisely which of the Affiliates of Atmel Corporation should be declared as the owner of Developed Technology and Developed Intellectual Property Rights. With the sale of the Shares of the Company hereunder, the parties recognize the need to define as follows who owns Intellectual Property Rights in such Developed Technology and Developed Intellectual Property Rights.

To that end, the Parties acknowledge and agree that to the extent the Company has created Developed Technology and Developed Intellectual Property Rights, unless otherwise provided in any of the Transition Services Agreements, the following rules shall apply in the following descending order to determine the ownership and such items shall be deemed to be owned by:

(i) the Company if the Developed Technology and Developed Intellectual Property Rights are predominantly used by Company and not by the Seller and/or its Affiliates or

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(ii) the Seller and/or its Affiliates if the Developed Technology and Developed Intellectual Property Rights are predominantly used by the Seller and/or its Affiliates and not by the Company, or

(iii) Any Developed Technology or Developed Intellectual Property Rights that have been primarily developed by a party shall be exclusively owned by such party, notwithstanding any inputs and suggestions that the other party may have made in regard to such work and deliverables.

(b)	Ownership of Existing Technology and Existing Intellectual Property Rights

The Parties agree that as between the Seller and/or its Affiliates and the Company, unless otherwise provided in an agreement (i) Existing Technology of the Company and all Intellectual Property Rights therein are and shall be owned by, and shall remain the sole and exclusive property of the Company; and (ii) Existing Technology of the Seller and/or its Affiliates and all Intellectual Property Rights therein are and shall be owned by, and shall remain the sole and exclusive property of the Seller and/or its Affiliates. Except as and to the extent otherwise provided in this Agreement this Agreement shall not give either the Seller and/or its Affiliates or the Company any ownership interest in or right to any Existing Technology or Existing Intellectual Property Rights held by the other party.

(c)	Licenses

(i) By the Company: The Company hereby grants to the Seller and/or its Affiliates a worldwide, non-exclusive, non-transferable, royalty-free, with no right to sublicense license to use the Developed Technology and Developed Intellectual Property Rights that are owned and licensable by the Company and to make, use, have used, lease, offer to sell, sell or otherwise transfer any product or related Technology and to practice and have practiced any method in support of these rights.

(ii) By the Seller: The Seller hereby grants, and shall procure that its Affiliates grant, to the Company a worldwide, non-exclusive, non-transferable, royalty-free, with no right to sublicense license to use the Developed Technology and Developed Intellectual Property Rights that are owned and licensable by the Seller and/or its Affiliates and to make, use, have used, lease, offer to sell, sell or otherwise transfer any product or related Technology and to practice and have practiced any method in support of these rights,

It being agreed that:

(i) any change of control of the Purchaser or the Company to the benefit of a competitor of the Seller within seven (7) years from the Closing Date would constitute a transfer, thus terminating any outstanding license in favor of the Company, except in case of mutual consent of the Parties, which shall not be unreasonably withheld.

(ii) any change of control of the Seller to the benefit of a competitor of the Company within seven (7) years from the Closing Date would constitute a transfer, thus terminating any outstanding license in favor of the Seller, except in case of mutual consent of the Parties, which shall not be unreasonably withheld.

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(d)	Acknowledgments by the Parties

The Seller acknowledges that nothing in this Agreement shall restrict the Company’s existing rights to use the Existing Technology owned by the Company. The Purchaser acknowledges that nothing in this Agreement shall restrict the Seller’s existing rights to use Existing Technology owned by the Seller.

(e)	Specific IP Rights

Notwithstanding any provision set forth in this Article 6.3, the Seller acknowledges and agrees that all Intellectual Property Rights identified in Schedule 7.1(l) hereto are owned by the Company exclusively.

6.4	Insurance

The Seller shall use commercially reasonable endeavors to allow access to its insurance policies and those of any of its Affiliates in case of the occurrence of any event generating losses that may be covered pursuant to the terms and conditions of such policies, in particular where any such coverage may benefit to the Company after the expiration of any such policies.

6.5	Consequences of the sale of substantial assets by the Seller

Should the Seller intend to sell substantial assets in an amount higher than EUR 20,000,000 (pursuant to one transaction or a series of transactions) within 21 months as from the Closing Date, or for so long as any claim notified in accordance with Article 7.5 below remains outstanding, the Seller undertakes, before completing any such sale, to cause one of its Affiliates having substantial assets at least equivalent in amount to those that the Seller intends to transfer, to be liable in addition to the Seller pursuant to this Agreement for the remaining portion of such 21-month period or beyond that period but only up to the amounts of the outstanding claims for so long as such claims remain outstanding. Any Affiliate of the Seller so liable in addition to the Seller shall also be bound by a commitment similar to the one set forth in this Clause 6.5 in case it intends to sell substantial assets in an amount equal or greater that the value of the assets transferred by the Seller at the time such Affiliate became liable hereunder.

6.6	Non- solicitation

For a period of three (3) years from the Closing Date, the Seller agrees and shall cause its Affiliates not to incite, or attempt to incite, alone or through a third party, a salaried employee or corporate manager of the Company to bring to an end their activities with the Company. For a period of three (3) years from the Closing Date, the Purchaser agrees and shall cause its Affiliates not to incite, or attempt to incite, alone or through a third party, a salaried employee or corporate manager of the Seller or its Affiliates to bring to an end their activities with the Seller or its Affiliates.

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6.7	Employees

The Parties hereby agree to cooperate and use reasonable endeavours so that new employment agreements reflecting current terms and conditions with one employee in the US and the four French sales employees listed in Annex B of the Transition Distribution Agreement, be executed by the Company as soon as reasonably practicable (and subject to the Purchaser’s consent if execution is to be completed on or before the Closing Date). It is understood that should any such new arrangements not be entered into as envisaged for any reasons, none of the Parties shall have any liability to the other in this respect.

6.8	Cadence Licenses

The Seller shall procure that the Company benefit from Cadence licenses for an amount not exceeding the amount per year paid by or proposed to the Seller or any of its Affiliates, for a tool set as currently available to the Company, for a four-year period from the Closing Date.

7.	REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties of the Seller

The Seller represents and warrants to the Purchaser as follows as of the Date of this Agreement and the Closing Date:
a)	Seller’s Organization and Due Authorization
The Seller is a company duly organized and validly existing under the laws of France. The Seller has the requisite corporate capacity and in all cases has the right to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

The entering into of this Agreement and the performance by the Seller of its obligations hereunder have been duly authorized by the relevant governing body of the Seller, and no other corporate proceeding on the part of the Seller is or will be necessary to authorize the Seller’s entering into this Agreement or the performance of its obligations hereunder. This Agreement has been duly signed by the Seller and, assuming the due authorization and signature of this Agreement by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms.
b)	Organization and Status of the Company
The Company is duly organized and validly existing under the laws of France, and has all requisite corporate capacity and right to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use.

Schedule 7.1 (b) sets forth true, accurate and complete copies of: (i) the Statuts of the Company, as amended through the date hereof; and (ii) an extract from the “K-bis” relating to the Company, delivered as of a recent date by the relevant commercial registry.

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No formal request has been made for the annulment or the dissolution of the Company, and the Company is not: (i) subject to a “procédure d’alerte”, “procédure de conciliation”, “procédure de sauvegarde”, “redressement judiciaire”, “liquidation judiciaire”, “ or voluntary reorganization; or (ii) in “cessation de paiement”, unable to pay its debts as they mature or otherwise insolvent.
c)	No Conflict or Violation
The execution and performance of this Agreement by the Seller do not violate any obligation applicable to it or the Company by virtue of their respective Statuts, the Law or any contract or undertaking to which either is bound.

The execution and performance of this Agreement does not give any Governmental Authority the right to revoke, terminate, withdraw, suspend, cancel or modify any Governmental Authorization which is held by the Company.

Except as stated in Article 3 above, neither the Seller nor the Company is or will be required to obtain any Governmental Authorization in connection with the Seller’s entering into this Agreement, the Seller’s performance of its obligations hereunder or the consummation of any of the transactions contemplated hereby.
d)	Share Capital of the Company
The share capital of the Company consists of 814,595 shares, nominal value €11.50 per share, all of which are: (i) duly authorized, validly issued and fully-paid; and (ii) freely transferable and negotiable subject to the provisions of the Company’s Statuts. The Company has not issued nor decided the issuance of any securities other than the Shares, or any other right or interest entitling any person to the deferred subscription of shares of its capital. The Shares represent 100% of the voting rights in the Company represented by the Shares.

The Seller is the record and beneficial owner of, and has good and valid title to, all the Shares, free and clear of any Encumbrances. The Seller has the absolute right and capacity to sell, assign, transfer and convey the Shares to the Purchaser in accordance with the terms and subject to the conditions of this Agreement. The Shares are not subject to any Contract, arrangement, commitment or understanding restricting, or purporting to restrict, or otherwise relating to the voting, dividend rights or disposition of the Shares, other than this Agreement.

Since January 1, 2006, the Company has not declared or paid, and the shareholders of the Company have not voted, any dividends, with the exception of the following:
—	In March 2006, the Company distributed an interim dividend out of the profits realized by the Company in 2005, in an amount of EUR 9,412,656.

—	In April 18, 2006, the Company redeemed 673,805 of its shares for a total value of EUR 56,588,165.315, amount which was allocated to the nominal capital for EUR 7,748,757.50 and to a reserve account for the balance, i.e. EUR 48,839,407.815.
The Company (i) has no subsidiary, (ii) is not or has not been, with the exception of participation in consortia or other groups constituted to qualify for subsidies from Governmental Authorities, a shareholder, participant or member of any Entity in respect of which it has any liability, including any obligation to contribute to the share capital of such Entity or to fund or participate in the payment of its debts, (iii) has not

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agreed or is not obligated to make any future investment in or capital contribution to any Entity; or (iv) to the Knowledge of the Seller, cannot by virtue of any act or omission as a director, manager, or other corporate officer of another Entity be held liable to pay all or any part of the debts of such Entity.
e)	Books and Records
The books of account, share transfer and account records, minute books of the Company (collectively, the “Books and Records”) have been maintained in accordance with all requirements of applicable Law and are accurate, up-to-date and complete. At the Closing, all of the Books and Records are in the possession of the Company.
f)	Financial Statements
Schedule 7.1 (f) sets forth true, accurate and complete copies of financial statements consisting of a balance sheet (bilan) and a related statement of profit and loss (compte de résultat) of the Company for the fiscal year ended as of December 31, 2005, prepared by the Company in accordance with GAAP, together with Certificates of Compliance executed by Jean Vaylet and Carine Delaigues dated 1 February 2006 and a further letter addressed to PriceWaterhouseCoopers/US signed by Jean Vaylet and Carine Delaigues on 9 March 2006, attesting to accuracy of such financial statements, (such financial statements being referred to as the “2005 Financials”). The 2005 Financials are complete and correct and give a true and fair view of the assets and liabilities and financial position, as well as the results of operations of the Company as of such date and for the period then ended, in all material respects.
g)	Inventories
All inventory (constituting raw materials and semi-finished goods only) of the Company reflected in the 2005 Financials were owned by the Company free and clear of any Encumbrances (other that title retention provisions in favor of third parties accepted in the ordinary course of business). All inventories on the books of the Company on the Closing Date are owned by the Company, free and clear of any Encumbrances (other that title retention provisions in favor of third parties accepted in the ordinary course of business).
h)	Absence of Certain Changes and Events.
Since January 1, 2006, the Company has conducted its operations in the ordinary course of business and with reasonable due care, and has used its reasonable best efforts to preserve its existing businesses and relationships with employees, suppliers and others having business dealings with it.
In particular, since January 1, 2006:

(i)	there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s assets (whether or not covered by insurance);

(ii)	there has not been any Material Adverse Change;

(iii)	the Company has not redeemed or purchased any shares in its share capital or declared, set aside, made or paid (in cash or otherwise) any dividend or other distribution in respect of its share capital or any form of profit participation; with the exception of the following: in March

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2006, the Company distributed an interim dividend out of the profits realized by the Company in 2005, in an amount of EUR 9,412,656. In April 18, 2006, the Company redeemed 673,805 of its shares for a total value of EUR 56,588,165.315, amount which was allocated to the nominal capital for EUR 7,748,757.50 and to a reserve account for the balance, i.e. EUR 48,839,407.815.

(iv)	there has not been any change in the basis or policies of accounting of the Company, except for any such change required by reason of a concurrent change in US GAAP;

(v)	the Company has not made any formal Tax election (other than on a basis substantially consistent with past practices) or any changes in any formal Tax election;

(vi)	the Company has not acquired (by merger, consolidation, purchase of shares or assets or otherwise) or formed or organized any Entity;

(vii)	the Company has not acquired any items of real property or any major items of machinery and equipment having an individual value in excess of € 1,000,000;

(viii)	the Company has not made any sale, lease, transfer or other disposition of any of its properties or assets or any part thereof having an individual value in excess of € 1,000,000, excepting the transfer of the FingerChip business and of the closure of the CMOS business, and property in the ordinary course of business, none of which in any event has had a value in excess of this threshold;

(ix)	the Company has not been subject any of its properties or assets to any mortgage, pledge or other Encumbrance;

(x)	the Company has not made any loan, advance or capital contribution to or investment in any Person, except advances with respect to salaries, goods or services pursuant to transactions in the ordinary course of business and on commercially reasonable terms;

(xi)	the Company has not settled or released any claim or Proceeding, with the exception of the settlement with Mrs. Grande dated January 6, 2006; and

(xii)	the Company has not committed itself to do any of the foregoing.
i) Tax Matters.
The Company will not incur any supplementary Taxes or lose any rights to any Tax benefits (including any tax carry-forward losses (déficits fiscaux) available to the Company or the Purchaser) by reason of the transfer of the Shares.
Since the acquisition of the Company by the Seller, the Company has complied in all material respects with all Laws applicable to the Company and relating to the determination, payment and collection of Taxes. Since the acquisition of the Company by the Seller, all Tax Returns required by applicable Law to have been filed by or on behalf of the Company with any Governmental Authority have been filed in a timely manner, and each such Tax Return correctly reflected the Tax liabilities and all other information required to be reported thereon in all material respects. There are no

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Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company. As of the Closing Date, all Taxes which the Company is or may become required to pay (or to withhold or collect) in respect of all periods (or portions thereof) ending on or prior to the Closing Date shall have been timely paid (or withheld or collected and paid over to the appropriate Governmental Authority).
No claims or audits, investigations or other Proceedings have been notified in writing to the Company or, to the knowledge of the Seller, threatened relating to Taxes for which the Company may become liable. All deficiencies for any Taxes which have been assessed against the Company for prior years have been settled or paid in full or are fully provisioned in the 2005 Financials. The Company is not a party to any agreement or other arrangement for the waiver of any applicable statute of limitations or extension of time for the assessment or payment of any Taxes.
j) Real Property.
The Company owns the real property identified on Schedule 7.1 (j) (the “Owned Real Estate Properties”). (i) The Company has full and complete ownership to all parcels of the Owned Real Estate Properties, free and clear of all Encumbrances other than easements, rights-of-way and similar encumbrances which do not, taken together, detract from the value of, or materially interfere with the present use of, any Owned Real Estate Properties or materially impair the ability of the Company to use any such Owned Real Estate Properties in the operation of its business; (ii) no promise or option (including promise or option to sell), right of first refusal, preferential right, mortgage or call option has been granted over the Owned Real Estate Properties, it being understood that the Owned Real Estate Properties may be subject, as the case may be, to some rights of first refusal or dispossession in favor of local authorities (such as, in particular, DUP, ZAD and ZAD temporary perimeter, SAFER, etc.) pursuant to general implementing regulations (textes d’application générale).
Schedule 7.1 (j) sets forth a true, accurate and complete list of all leases (including any subleases) and use, rental or occupancy agreements (the “Leases”) pursuant to which the Company leases property as of the date hereof. All rents and other amounts due by the Company pursuant to the terms of such leases have been fully paid when due, and the Company is not in breach of any such lease.
To the knowledge of the Seller, all buildings, structures, improvements and fixtures owned, leased or used by the Company are in good operating condition and repair, structurally sound and adequate and suitable for the purposes for which they are presently being used. The Company has not received any written notice from any Governmental Authority or other Person regarding any “mise en conformité” or other material alterations, repairs or modifications required to be made by the Company to any such buildings, structures, improvements or fixtures.
None of the Owned Real Estate Properties (i) is subject to: any lease, sublease, license or other agreement granting to any Person, other than the Company, any right to the use or occupancy of such property or any portion thereof, with the exception of the right of Atmel France to use premises in connection with the operation of the FingerChip business, (ii) is subject to any government decree or order or other Judgment requiring its sale or any pending or, to the knowledge of the Seller, threatened expropriation, condemnation, seizure or exercise of environment domain or

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similar proceeding, or, to the Knowledge of the Seller, (iii) violates any zoning laws (lois sur l’urbanisme) in any material respect.
k) Tangible Property
Schedule 7.1 (k) sets forth a list of equipment which the Company owns as of June 30, 2006. The Company has good title to such equipment, free and clear of all Encumbrances.
l) Intellectual Property
The Company has good, valid and marketable title to, or a right to use, the Intellectual Property Rights which it uses in the conduct of its business as currently conducted, free and clear of all Encumbrances. In particular, and without limiting the generality of the foregoing, the Company has good, valid and marketable title to the Patents listed in Schedule 7.1(l), which list is non-exhaustive.
The Company is not obligated to make any royalty or other payments to the Seller or to its Affiliates for the use of any of Intellectual Property Right. The Company has the right to use as of the Closing Date, except as provided in any of the Transition Services Agreements (other than normal fees and charges due to patent and trademark agents and Governmental Authorities in order to register and maintain current registrations of such Intellectual Property Rights).
To the Knowledge of the Seller, none of the Intellectual Property Rights owned or used by the Company infringes or conflicts with any Intellectual Property Rights owned or used by any other Person. Since acquisition of the Company by the Seller, the Company has not received any written notice of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Intellectual Property Right owned or used by any other Person. To the Knowledge of the Seller, no other Person is infringing, misappropriating or making any unlawful use of, and no Intellectual Property Right owned or used by any other Person infringes or conflicts with, any Intellectual Property Right owned or used by the Company.
m) Compliance with Law; government authorizations
Since the acquisition of the Company by the Seller, to the Knowledge of the Seller, the Company has not taken any action or made any omission which would materially violate any applicable Law and have a Material Adverse Effect.
The Company has not received any written notice from any Governmental Authority, which has not been appropriately handled, regarding: (i) any actual or alleged violation of, or failure to comply with, any applicable Law; or (ii) any actual or alleged obligation on the part of the Company to undertake, or to bear all or any portion of the costs of, any remedial action.
n) Governmental Authorizations
Since the acquisition of the Company by the Seller, to the Knowledge of the Seller, the Company holds all Governmental Authorizations necessary to permit the Company to: (x) lawfully conduct and operate its business taken as a whole in the manner in which it currently conducts and operates its business; and (y) own and use its properties and assets in the manner in which it currently owns and uses such properties and assets, the absence of which would have a Material Adverse Effect.

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o) Proceedings; Judgments
Except as disclosed on Schedule 7.1 (o), there is no Proceeding pending or, to the Knowledge of the Seller, threatened, brought against the Company, the Seller, or any of its Affiliates involving, affecting or relating to any assets, properties or operations of the Company or the transactions contemplated by this Agreement. The Company has not been notified in writing by any Governmental Authority that it intends to conduct an investigation of the Company.
p) Employment Matters
Schedule 7.1 (p) sets forth as of July 1, 2006:
(i)	a true, accurate and complete list of all officers (mandataires sociaux) of the Company;

(ii)	a true, accurate and complete list of all employees (salariés) of the Company, including those benefiting from interim employment contracts (the “Listed Employees”);

(iii)	a true, accurate and complete list of the collective bargaining agreements applicable to the employees of the Company.
Since January 1, 2006 the Company has not:
(i)	paid or agreed to pay any bonuses or made or agreed to make any increase in the rate of wages, salaries or other remuneration of any of its officers (mandataires sociaux) or employees other than as dictated by applicable Law or the applicable collective bargaining agreements, it being specified that the Company is contemplating paying a bonus in an amount of EUR 200 to each employee and increasing the salaries of the employees by 1.1% as of the Closing Date; or

(ii)	changed its remuneration, hiring or termination policies or practices in any material respect.
Since the acquisition of the Company by the Seller, there has not been any labor strike, material slowdown or material work stoppage or lockout occurring or, to the Knowledge of the Seller, threatened against or affecting the Company.
The Company materially complies and has materially complied since owned by the Seller with the provisions of Law and of the Collective Bargaining Agreement for the Metallurgy Industry governing working time. The opinion rendered by the Workers’ Council of the Company on May 10, 2006 concluded the required consultation process for this transaction in accordance with the Law.
The welfare scheme implemented within the Company materially complies with the provisions of the applicable collective bargaining agreement.
The Social Plan regarding 32 employees made in 2002/2003 was implemented and applied in material compliance with applicable Laws.

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q) Environmental Matters
The Company and its operations are in compliance in all material respects with all applicable Environmental Protection Laws. The Company has not received any written notice from any Governmental Authority of any violation of any Environmental Protection Laws. The Company has not taken any acts or omitted any acts during the period it has been owned by the Seller which could give rise to liability to any Person (governmental or not) under any Environmental Protection Laws applicable to the Company and which would have a Material Adverse Effect, it being understood that the Company’s continued use of underground storage tanks is the subject of special rules covered by Article 7.4(d) below.
As used herein, “Environmental Protection Laws” shall mean all directives, statutes, laws, ordinances, rules, orders and regulations concerning (i) emissions, discharges or wastes in the environment (including ambient air, surface water, ground water or land) or otherwise regulating the manufacturing, processing, distribution, use, treatments, storage, disposal, transport or handling of pollutants, contaminants, asbestos, chemicals or toxic or hazardous substances or wastes and (ii) health and safety of persons or property, including the protection of the health and safety of employees.
r) Certain Payments
Neither the Company, nor any officer (mandataire social), employee, agent or representative of the Company has willfully made, directly or indirectly, with respect to the business or operations of any of the Company, any: (i) illegal political contributions; (ii) payments from corporate funds not recorded in the Books and Records of the Company; (iii) payments from corporate funds that were falsely recorded in the Books and Records of the Company; (iv) payments from corporate funds to governmental officials in their individual capacities for the purpose of affecting their action or the action of the government they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions; or (v) illegal payments from corporate funds to obtain or retain business.
s) Exclusion of other representations and warranties
The Seller does not make any representations or warranties to the Purchaser other than those mentioned in this Article 7.1. Without limiting the foregoing, the Seller does not make any representations or warranties to the Purchaser with respect to financial forecasts, or with respect to the profitability and/or future results of the Company.
7.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows as of the Date of this Agreement and as of the Closing Date and to the exclusion of all other representations and warranties:
a)	Purchaser’s Organization and Due Authorization.

The Purchaser is a company duly organized and validly existing under the laws of France. The Purchaser has the requisite corporate capacity and in all cases has the right to enter into this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

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Subject to the satisfaction of the conditions set forth in Article 3.3 (a) above, the entering into of this Agreement and the performance by the Purchaser of its obligations hereunder have been duly authorized by the relevant governing body of the Purchaser and no other corporate proceeding on the part of the Purchaser is or will be necessary to authorize the Purchaser’s entering into this Agreement or the performance of its obligations hereunder. This Agreement has been duly signed by the Purchaser and, assuming the due authorization and signature of this Agreement by the Seller, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

b)	No conflict or violation.

Neither the entering into of this Agreement, nor the performance by the Purchaser of its obligations hereunder, nor the consummation of the transactions provided for hereby or thereby, does or will (with or without notice or passage of time, or both):
(i)	contravene, conflict with, or result in the violation of: (A) any provision of its Memorandum and Articles of Association or (B) any resolution adopted by any governing body or the shareholders of the Purchaser; and

(ii)	contravene, conflict with, or result in a violation, or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or relief under, any Law or any Judgment to which the Purchaser may be subject.
Except as stated in Article 3 above, no Governmental Authorization is required to be made or obtained by the Purchaser in connection with the Purchaser’s entering into this Agreement, the Purchaser’s performance of its obligations hereunder or the consummation of any of the transactions contemplated hereby.
7.3	Reciprocal Indemnification by the Seller and the Purchaser:

Each party (in each case, the “Indemnifying Party”) hereby agrees to defend, indemnify and hold the other Party, or the Company as the case may be to the extent indicated below (in each case, the “Indemnified Party”) , harmless from any direct losses, liabilities, damages, claims, reasonable costs and expenses, suffered by such other party, or by the Company to the extent indicated below including reasonable attorneys fees incurred by that other party relating thereto (hereinafter called “Losses”) arising out of any breach (or inaccuracy) in any representation or warranty made by the first party as contained in either Article 7.1 or 7.2, as the case may be. In no event shall the Indemnifying Party be liable for any general overheads, lost opportunity or profit or any other consequential losses sustained by the Indemnified Party.

Any such indemnification by the Seller shall be paid to the Company, with the exception of any Indemnification for any given Losses incurred solely by the Purchaser and that do not result from any Losses incurred by the Company in connection with any breach of representations set forth in Article 7.1, in which case the related indemnification will be paid by the Seller to the Purchaser as a reduction of the Purchase Price.

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7.4	Special Cases of Indemnification

(a) Laikko Litigation

The Parties agree that the Seller or its Affiliates will continue to take whatever legal action they and their counsel deem appropriate to defend the Company in the litigation brought by Laikko OY. The costs and expenses of such litigation shall be borne by the Seller as from the Closing Date, it being agreed that such costs and expenses incurred by the Company until the Closing Date shall not exceed EUR 30,000. Conversely, the Parties acknowledge that the provision of 804,000 euros already on the books of the Company at 31 May 2006 has or will be eliminated from such books as of the Closing. In return, to the extent that the Company is found to be liable to Laikko OY in a final judgement, the Seller shall satisfy any such judgment on behalf of the Company.

(b) FingerChip Transfer

In the event of any Third Party Claim or outstanding liabilities arising out of the transfer of the FingerChip business as described in Article 3.1 (a) or in connection with such business, the Seller agrees to indemnify and hold the Purchaser harmless from any such Third-Party Claim or outstanding liabilities, utilizing the procedures set forth in Article 7.5 below.

(c) Storage Tanks

The Seller agrees to indemnify and hold the Purchaser harmless from such costs and expenses of any remedial action as has been determined by an expert or mutually to be strictly required by Law, following an assessment of the risks attached to the existence of storage tanks currently being completed by the Purchaser. The Parties agree to cooperate and negotiate in good faith to determine the remedial action strictly required and, if the Seller so requests, the Seller may commission at its own expense a second assessment. The Purchaser is at liberty to ask that additional remedial action be taken at the same time, at its or the Company’s own expense. In case of disagreement between the parties as to the determination of such remedial actions strictly required by Law, such determination shall be finally made by an expert appointed by the President of the Tribunal de Commerce de Paris acting in summary proceedings (statuant comme en matière de référé) upon request of the most diligent party, with each party having the opportunity to be heard, which decision shall be final and binding on the parties and may not be challenged on appeal.

(d) Loans granted by the French Government Authorities in connection with the MEDEA programs

The Seller agrees to indemnify and hold harmless the Purchaser for any amount that may have to be repaid by the Company as a result of the transaction contemplated herein in respect of monies advanced by the French Ministry of Economy, Finance and Industry and/or ANVAR (now OSEO) under the MEDEA / MEDEA + programs concerning support for research and development, which amounted to EUR1,015,755 at 31 March 2006, less any amounts repaid by the Company between 31 March 2006 and Closing, plus any amounts that have similarly been received since 31 March 2006 and that are excluded from the Net Working Capital.

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(e) Absence of Debt

The Seller confirms that as of the Closing Date, the Company will have no Debt on its books other than those referred to in paragraph (d) above. The Seller agrees to indemnify and hold the Company harmless from any Debt liabilities it may have as of the Closing Date.

As used in the preceding paragraph, “Debt” shall mean (i) all indebtedness for borrowed money of the Company (including any overdrafts), (ii) all obligations of the Company evidenced by notes, bonds, debentures or similar instruments, (iii) all indebtedness of the type described in clause (i) above guaranteed directly or indirectly in any manner by the Company including interest and penalties thereon, (iv) all amounts advanced by any organizations in support of research and development that have a repayment requirement in case of change of control of the Company, and (v) all accrued but unpaid interest (or interest equivalent) to the date of determination related to any items of indebtedness of the type described in clauses (i) through (v) above. Notwithstanding anything to the contrary contained in this Agreement, Debt shall not include ordinary trade payables of the Company (including the amounts specified in Articles 5.4 and 5.5 above) and to the extent an item of Debt is included in one of the clauses (i) through (v) above, such item of Debt shall be excluded from all such other clauses.

(f) Cadence Licenses

The Seller shall indemnify and hold harmless the Company against any excess of the cost of procurement of Cadence licences on behalf of the Company over the amount per year paid by or proposed to the Seller or any of its Affiliates, for a tool set as currently available to the Company, for a four-year period from the Closing Date.

7.5	Indemnification procedures

a) Method of Asserting Claims
(i)	Claim Notices.
In the event that after the Closing (i) any claim, demand or Proceeding is asserted or instituted by any Person (including a Governmental Authority) other than the parties hereto (a “Third Party”) which, if successful, could give rise to Losses for which an Indemnifying Party would be liable to an Indemnified Party hereunder (any such claim, demand or Proceeding, a “Third Party Claim”), or (ii) any Indemnified Party hereunder shall have a claim to be indemnified by any Indemnifying Party hereunder which does not involve a Third Party Claim (any such claim, a “Direct Claim”), the Indemnified Party shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) specifying in reasonable detail, to the extent known to the Indemnified Party, the factual basis of such Third Party Claim or Direct Claim and the amount or estimated amount of related Losses (which estimate shall not be conclusive of the final amount thereof) and such available supporting evidence as may reasonably be required by the Indemnifying Party to assess the merits of the Third Party Claim or Direct Claim and the computation or estimate of Losses.

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For the avoidance of doubt, any notice of Tax audit or official request from Tax Governmental Authorities to receive communication of specific documents to the Company which does not constitute a current claim or demand but which could give rise to a future Third Party Claim hereunder shall be included in the definition of a Third Party Claim, requiring the Purchaser to notify the Seller in the same manner as stated in this Article.
(ii) Time for Claim Notice.
Either Party as an Indemnified Party shall send a Claim Notice: (i) in the case of a Third Party Claim, by no later than fifteen (15) days after its receipt of actual notice of such Third Party Claim, or within a shorter period in view of circumstances; and (ii) in the case of a Direct Claim, with reasonable promptness in view of the circumstances provided, however, that a failure by the Indemnified Party to comply with such notice periods shall have no consequences on its ability to make a claim under this Agreement, and shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that such failure has caused the Losses for which the Indemnifying Party is obligated to the Indemnified Party to exceed the amount that such Losses would have been had the Indemnified Party given timely notice, in which event the Losses for which the Indemnifying Party is liable to the Indemnified Party shall be reduced by the amount of any such excess.
b) Direct Claim
In the event of a Direct Claim, the Indemnifying Party shall have thirty (30) days following its receipt of the relevant Claim Notice (the “Direct Claim Review Period”) to make such investigation of the corresponding claim as it considers necessary or desirable. If the Indemnified Party and the Indemnifying Party agree, on or prior to the expiration of the Direct Claim Review Period, upon the validity and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party, within ten (10) days following the date of such agreement, the full agreed amount of such claim. If the Indemnified Party and the Indemnifying Party fail to agree on or prior to the date of the expiration of the Direct Claim Review Period upon the validity or the amount of the Direct Claim, or if the Indemnifying Party notifies the Indemnified Party during the Direct Claim Review Period that it disputes its liability to the Indemnified Party in respect of the corresponding claim, the Indemnified Party shall have the right to initiate proceedings against the Indemnifying Party in accordance with Article 8.10. If the Indemnifying Party fails to so notify the Indemnified Party during the Direct Claim Review Period that it disputes its liability to the Indemnified Party in respect of the relevant Direct Claim, the Indemnifying Party shall be deemed to have refused its liability to the Indemnified Party in respect of such Direct Claim.
c) Third Party Claim
(i) Third Party Claim Review Period
In the event of a Third Party Claim, the Indemnifying Party shall have thirty (30) days following its receipt of the relevant Claim Notice (the “Third Party Claim Review Period”) to make such investigation of the underlying claim as it considers necessary or desirable and to notify the Indemnified Party whether or not it disputes

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its liability to the Indemnified Party in respect of such Third Party Claim (which notice shall set forth in reasonable detail the basis for such objection). If the Indemnifying Party so notifies the Indemnified Party during the Third Party Claim Review Period that it disputes its liability to the Indemnified Party in respect of the relevant Third Party Claim, the Indemnified Party shall have the right to initiate proceedings against the Indemnifying Party in accordance with Article 8.10. If the Indemnifying Party fails to so notify the Indemnified Party during the Third Party Claim Review Period that it disputes its liability to the Indemnified Party in respect of the relevant Third Party Claim, the Indemnifying Party shall be deemed to have refused its liability to the Indemnified Party in respect of such Third Party Claim.
(ii) Defense of Third Party Claim
Until such time, if any, as it is determined or agreed that the Indemnifying Party has no liability to the Indemnified Party in respect of a particular Third Party Claim, the Indemnified Party shall, or shall cause the Company to, conduct the defense of such Third Party Claim in good faith using all reasonable means and defenses available to it or to the Company (having due regard for the interests of the Company). The Indemnifying Party shall have the right, if it so notifies the Indemnified Party with reasonable promptness after receipt of the Claim Notice, (a) to be consulted in respect of such Third Party Claim and to participate at its own expense and with counsel of its choice in the defense thereof by the Indemnified Party (or in the case of a Third Party Claim against the Company, by the Company), (b) to take charge, at its own expense, of the defense of the Company, either alone or alongside counsel chosen by the Company, with the consent of the Company, which can only be refused if the Company in good faith believes that such defense by the Indemnifying Party would not be in the best interests of the Company. Such consent shall not be unreasonably withheld.
In any event, the Indemnified Party shall afford the Indemnifying Party and its counsel the opportunity to comment and the right to object (which right shall not be unreasonably exercised) with respect to the conduct of the defense of the Third Party Claim. The Indemnified Party shall keep the Indemnifying Party reasonably informed of the progress of any Third Party Claim and its defense, and shall with reasonable promptness provide the Indemnifying Party with copies of all material notices, written communications and filings (including court papers) made by or on behalf of any of the parties to the Third Party Claim. A failure by the Indemnified Party to so take into account any reasonable suggestions or objections made by the Indemnifying Party shall have as its consequence that the Indemnifying Party shall not be responsible for any Losses resulting from such Third Party Claim to the extent that the Indemnifying Party can demonstrate that such Losses could have been avoided or limited had the suggestions or objections of the Indemnifying Party been followed.
(iii) Settlement of Third Party Claims
The Indemnifying Party shall not be liable for any Third Party Claim settled or otherwise compromised without its prior written consent. In such connection, if the Indemnified Party (or the Company, if the Purchaser is the Indemnifying Party) shall receive from a Third Party or if the Indemnified Party shall propose to make to a Third Party an offer to compromise or settle such Third Party Claim (a “Settlement

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Offer”), the Indemnified Party shall notify the Indemnifying Party of such Settlement Offer with reasonable promptness following receipt thereof from the Third Party and reasonably in advance of responding thereto, or reasonably in advance of making such Settlement Offer, and shall provide with such notice all related supporting documentation reasonably required to enable the Indemnifying Party to assess the relative merits of the Settlement Offer. At the request of either of the parties, the parties will consult in good faith with respect to any such Settlement Offer. The Indemnifying Party shall then determine in the exercise of its business judgment whether or not to consent to the Settlement Offer, but shall not unreasonably withhold or delay any such consent (with such consent being deemed refused if the Indemnifying Party shall not have responded in writing within thirty (30) days (or such shorter period as may be reasonable under the circumstances) of its receipt of a request for consent).
If a Settlement Offer is received (for which the sole relief provided is monetary damages), which the Indemnifying Party, but not the Indemnified Party, is willing to accept, the Indemnified Party may elect to continue the defense of the Third Party Claim at its own expense, in which case the liability of the Indemnifying Party shall be limited to the lesser of: (x) Losses calculated as if the Third Party Claim were settled in accordance with the proposed Settlement Offer, and (y) the Losses actually suffered by the Indemnified Party taking into account the final resolution of the Third Party Claim.
d)	Cooperation
(i)	From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, the Indemnified Party shall grant the Indemnifying Party and its professional advisors reasonable access to the books, records and properties of the Indemnified Party (or of the Company, if the Seller is the Indemnifying Party) to the extent reasonably related to the matters to which the Claim Notice relates. The Indemnifying Party will not, and shall require that its professional advisors do not, use (except in connection with such Claim Notice and the defense of any related Third Party Claim) or disclose to any third party other than the Indemnifying Party’s professional advisors any information obtained pursuant to this Article 7.5.d) which is designated as confidential by the Indemnified Party (or by the Company, as the case may be). All such access shall be granted during normal business hours, and shall be granted under conditions which will not interfere with the business and operations of the Indemnified Party (and/or the Company, as the case may be).

(ii)	In addition to (i) above, to the extent that any Claim Notice involves any calculation of Tax liabilities due by any Party, the other Party shall fully cooperate with the Party preparing the defense of its tax position, and make all Tax files in its possession or in the possession of the Company available to the other Party.

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e)	Dates of payment of the indemnification
(i)	In the event of a Third Party Claim, as provided in section 7.5 c), any indemnification due by the Indemnifying Party to the Indemnified Party as a result of a Loss incurred following a Proceeding shall be due from the date the Indemnified Party will be required to pay to the Third Party, the sums corresponding to the Loss as a result of an enforceable (exécutoire) judicial or arbitral decision irrespective of whether such decision is appealable or not, or as a result of a settlement with such Third Party.

(ii)	In the event of Direct Claim by the Indemnifying Party:
•	any indemnification owed by the Indemnifying Party to the Indemnified Party shall be due, if the Parties agree on the merit and the amount of the indemnification within the time period provided in section 7.5 b), from the date of such agreement; or

•	any indemnification owed by the Indemnifying Party to the Indemnified Party shall be due, if the Parties fail to agree within the time period provided in section 7.5 b), from the date of the enforceable (exécutoire) judicial or arbitral decision settling their disagreement irrespective of whether such decision is appealable or not.
(iii)	If following the payment of an indemnification, a judicial decision reduces or cancels all or part of the amount of such indemnification paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall forthwith repay to the Indemnifying Party the excess sums so received. Conversely, if following the payment of an indemnification, a judicial decision increases all or part of the amount of such indemnification paid by the Indemnifying Party to the Indemnified Party, the Indemnifying Party shall forthwith pay to the Indemnified Party such surplus.

(iv)	Any indemnification owed by the Indemnifying Party shall be paid to the Indemnified Party within ten (10) days following the date it becomes due in accordance with this section.
f)	Calculation of Losses.
(i)	The amount of any Loss imposed on, sustained, incurred or suffered by an Indemnified Party shall be:
(1)	reduced by the amount of any insurance proceeds, or any other amount actually paid to the Company on account of the specific matter in question, as the case may be with respect to any Loss, net of any costs incurred by the Indemnified Party in obtaining or collecting such proceeds or amounts, it being agreed that the Indemnified Party shall use its best efforts to obtain such proceeds and other amounts;

(2)	reduced by any benefit consisting of an actual reduction in Taxes resulting from such Loss for the Indemnified Party ;

(3)	reduced by the amount of any provisions indicated in the 2005 Financials (whether subject to reversal or not), to the extent that

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such provision was specifically booked in connection with the fact or events having generated such Loss;

(4)	reduced by the portion of such Loss that was caused by any act or omission of the Purchaser or the Company, occurring after the Closing, where the Purchaser or the Company knew or ought reasonably to have known that such act or omission would increase any Loss, provided that it shall not apply to such act or omission which are: (i) taken in the ordinary course of the Company’s business, (ii) required to be taken to ensure compliance with Law, or (iii) required to comply with preexisting contractual obligations of the Company;
(hereafter the “Net Loss”)

(ii)	The amount of the indemnity payable to an Indemnified Party (hereafter the “Indemnification Amount”) shall be equal to:
(1)	the total amount of the Net Loss for any Loss referred to in Sections 7.3 and 7.4 above; and

(2)	increased by the amount of any Taxes (including the reduction of any tax loss carry forward multiplied by the applicable tax rate) expressly due by the Company as an Indemnified Party as a result of the indemnification being received by it in accordance with applicable Tax laws as interpreted by the French Council of State (“Conseil d’Etat”). In this manner, the net Indemnification Amount received by the Company as an Indemnified Party after payment of Taxes is equal to the Net Loss.
(iii)	Limitations
(1)	No indemnification shall be payable unless the aggregate amount of the corresponding Net Loss is greater than EUR 15,000. A series of Losses having the same cause or origin will be deemed to constitute one single Loss for purpose of determining whether the above amount has been exceeded. Such limitation shall not apply to indemnification relating to (a) Laikko case referred to in Section 7.4(a) above, (b) FingerChip referred to in Section 7.4(b) above, (c) storage tanks referred to in Section 7.4(c) above, (d) loans referred to in Section 7.4(d) above, (e) absence of Debt referred to in Section 7.4(e) above (f) Cadence licenses referred to in Section 7.4(f) above, and (g) breach of representations made under Section 7.1(i) (Tax matters).

(2)	No indemnification shall be payable unless and until the aggregate amount of Net Losses of claims giving rise to indemnification in favor of the party claiming indemnification exceeds EUR 1,000,000 as threshold (the “Threshold”). If the aggregate amount of Net Losses of claims giving rise to indemnification exceeds the Threshold, the entire amount of Net Losses of such claims, including the Threshold, shall give right to indemnification. Such limitation shall not apply to

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indemnification relating to (a) Laikko case referred to in Section 7.4 (a) above, (b) FingerChip referred to in Section 7.4 (b) above, (c) storage tanks referred to in Section 7.4(c) above, (d) loans referred to in Section 7.4(d) above, (e) absence of Debt referred to in Section 7.4(e) above, (f) Cadence licenses referred to in Section 7.4(f) above and (g) breach of representations made under Section 7.1(i) (Tax matters).

(3)	The total aggregate amount of Net Losses of claims giving rise to indemnification due by either party to the other Party shall not exceed EUR 20,000,000 (the “Cap”). Such limitation shall not apply to indemnification relating to (a) Laikko case referred to in Section 7.4 (a) above, (b) FingerChip referred to in Section 7.4 (b) above, (c) storage tanks referred to in Section 7.4(c) above, (d) loans referred to in Section 7.4(d) above, (e) absence of Debt referred to in Section 7.4(e) above, (f) Cadence licenses referred to in Section 7.4(f) above and (g) breach of representations made under Section 7.1(i) (Tax matters) and none of such indemnities shall be taken into account to determine whether this maximum amount has been reached with respect to any other matters.

(4)	Any claim for indemnification under this Article must be made in writing no more than twenty-one (21) months as from the date of the Closing, failing which the right to make any such claim is hereby waived, except that (i) the right to make a Claim in respect of the matters set forth in Article 7.1.i) (Tax Matters) shall survive until the expiration of the last day of the period ending thirty (30) days following the end of the statute of limitations (la durée de la prescription légale) applicable to any Loss for Taxes, and (ii) the right to make a Claim in respect of the ownership of the Shares by the Seller must be made in writing no more than five (5) years as from the date of the Closing.

If at any time prior to the relevant expiration date specified above, a Claim Notice is delivered in accordance with the terms of this Agreement, the corresponding claim shall survive until such time as it is fully and finally resolved.

(5)	A tax assessment resulting in a mere transfer of charge from a fiscal year to another or not resulting in a final charge shall not be taken into account for the calculation of the indemnification, it being understood that, in such case, the resulting financing costs, late interests and penalties, if any, shall be taken into account.

(6)	Any amount owing to an Indemnified Party under this Article 7.5 shall be paid in Euros.

(7)	The Purchaser shall retain its right to have the Company indemnified or, as the case may be, to benefit from a repayment of a portion of the Purchase Price pursuant to the provisions of this Article 7.5, notwithstanding any sale, transfer or other disposition of all or a part of the Shares after the date hereof, as if

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it had at all times retained ownership of all the Shares.

(8)	The fact that the Purchaser has conducted a due diligence investigation and that certain information about the Company has been disclosed to the Purchaser prior to the Closing shall not preclude its right to indemnification for Losses hereunder.
(iv)	Exemptions

The obligations of the Seller pursuant to this Article 7.5 are the sole and exclusive remedy of the Purchaser against the Seller for any breach (or inaccuracy) in any representation or warranty included in Article 7.1 and the Purchaser undertakes to exercise no action or recourse under applicable Laws or under any stipulation other that the recourse expressly set forth in this Agreement in this respect.

(v)	Duty to mitigate

The Purchaser shall use its commercially reasonable endeavours and shall procure that the Company use its commercially reasonable endeavours, to mitigate any Losses resulting from or arising out of any matters giving rise to a claim under this Article 7.
8.	GENERAL PROVISIONS

8.1	Confidentiality

The parties undertake to keep confidential the existence and the terms of this Agreement, as well as all confidential business information and documents that have been or will be exchanged in connection with the Sale, including any and all reports prepared in connection therewith.

Notwithstanding the foregoing, this undertaking shall not apply to documents and information which must be disclosed in relation to judicial or arbitral proceedings or pursuant to any Law.

Neither party shall issue any press release or announcement concerning negotiations in progress or the sale and purchase of the Shares without the prior written consent of the other party.

8.2	Entire agreement

This Agreement and any other agreement or document executed by the Parties and relating to the subject matter of this Agreement constitute the entire and only agreements between the parties pertaining to the subject matter hereof. Any and all prior drafts, agreements, or any other prior understandings related to the subject matter hereof, whether written or oral, are null and void.

8.3	Amendments

Any amendment, renewal or extension of this Agreement to be effective must be in writing and executed by both parties.

8.4	Waiver

Failure by either party to exercise any of its rights under this Agreement shall not be

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construed as a waiver of any such rights. Waiver by either party of any right hereunder shall not be deemed to be a waiver of any other right hereof.

Waiver by either party of any right hereunder shall be made in writing and shall be notified to the other party.

8.5	Validity; Severability

If any provision/or any part thereof of this Agreement is determined or held to be void, invalid, illegal or unenforceable, such determination or holding shall in no way affect the remaining provisions of this Agreement and the Agreement will be performed as if such provision had never existed, provided, however, that such modification shall not impair the balance between the rights and obligations of the parties and that the relevant provision was not an essential condition to the consent of either party.

Furthermore, the parties agree to replace, to the greatest extent legally possible, any unenforceable provision with a valid provision having the same effect and embodying the Parties’ initial intent to the greatest possible extent.

8.6	Successors; Assignment

This Agreement shall be binding on each party and its successors and permitted assigns. Neither party may assign all or part of its rights or obligations under this Agreement without the prior written consent of the other party, except that the Purchaser shall have the right to assign all (but not some) of its rights and obligations hereunder to an Affiliate wholly-owned by the Purchaser or its Affiliates, without relieving the Purchaser of its obligations hereunder, provided that such Affiliate accepts in writing all such obligations. The assignment of all or part of this Agreement shall not release the assigning party from those obligations for which it is jointly and severally liable with the assignee. The assignment of all or part of this Agreement in violation of this Article shall be deemed to be null and void ab initio.

8.7	Notices

To be valid, any notices provided for herein shall be delivered as follows:

If to the Seller:	If to the Purchaser:

Atmel Paris SAS	e2v technologies SAS
c/o Atmel Corporation	c/o e2v technologies plc
23-25 Orchard Parkway	106 Waterhouse Lane
San Jose , California 95131	Chelmsford, Essex, CM1 2QU
USA	UK

Attn: Michael Ross, Esq.	Attn: Michael F Hannant Esq.
Tel.: 1-408-436-4229	Tel.: 44 1245 493493
Fax: 1-408-436-4111	Fax: 44 1245 453297
or to any other address notified by either party in accordance with this Article. Notices shall be deemed to have been validly given when made by: (i) personal delivery against receipt, (ii) registered letter with return receipt requested, (iii) letter delivered by international postal services or any equivalent service, or (iv) fax or email

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followed by a confirmation sent within two (2) business days by one of the three aforementioned means.

The date on which such notices shall be deemed to have been validly given shall be determined as follows: (i) if made by personal delivery, on the date indicated on the receipt, (ii) if by registered letter with return receipt requested, on the date indicated on the return receipt or, failing return of such receipt, on the date of the first presentation, (iii) if by letter delivered by international postal or courier services or any equivalent service, on the date of delivery indicated on the dispatch note or the airway bill by the service in question, (iv) if by fax, on the date of the fax transmission report, or (v) if by e-mail, on the date the email was sent.

All notices shall be in English.

8.8	Expenses

Each Party shall bear the expenses, fees, duties and disbursements that it has incurred in connection with the preparation and drafting of this Agreement.

The registration or stamp duties owed as a consequence of the execution hereof shall be borne by the Purchaser.

8.9	Language

The Agreement has been executed in English, with the exception of certain exhibits and/or schedules hereto, which have been drafted in their original language and that shall be admissible as evidence in such original language.

8.10	Governing Law

(a) This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York, USA, without giving effect to the conflict or choice of law rules thereof.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS PROVIDED FOR HEREBY.

8.11	Litigation; Jurisdiction

The Parties hereto irrevocably and unconditionally submit to the non-exclusive jurisdiction of any New York State court sitting in New York City, or Federal court of the United States of America for the Southern District of New York, and any appellate court thereof, in any action, suit or other proceeding. Each Party irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above courts, that such action or suit is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper. Each Party also agrees that any final and unappealable judgment against such Party in connection with any action, suit or other proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award

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or judgment shall be conclusive evidence of the fact and amount of such award or judgment. Process in any such suit, action or proceeding may be served on any Party anywhere in the world where such Party can be found, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such party by both facsimile transmission and certified mail to the addresses and addressees set forth in Section 8.7 shall be deemed effective service of process on such party.
Executed in on July 12, 2006
In two originals.

Seller	Purchaser

/s/ Mike Ross	/s/ Keith Donald Attwood
Atmel Paris S.A.S. By: Atmel Corporation By: Mr. Mike Ross Title: duly authorized	e2v technologies S.A.S. By: Mr. Keith Donald Attwood Title: duly authorized